FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	"Syngenta to take stake in Sanbei"

Filed herewith is a press release related to Syngenta AG. The full text of the press releases follows:

# # #

Item 1

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24
www.syngenta.com

Syngenta to take stake in Sanbei, Chinese seeds company

Basel, Switzerland, May 14, 2007

Syngenta announced today that it agreed to take a 49% minority stake in Sanbei Seed Co Ltd, a leading Chinese corn seeds company headquartered in Longhua, Hebei Province. The transaction is subject to the required approvals from the Chinese authorities. Further details of the transaction have not been disclosed.

“Sanbei is an excellent partner for Syngenta to jointly develop innovative corn seed products to meet the growing demand in China for high-quality, high-yielding corn, which is driven by changing agronomic trends and shifting food patterns”, said Michael Mack, Chief Operating Officer Seeds at Syngenta. “The company has strong commercial operations and an attractive product portfolio. Together with Syngenta's expertise in corn breeding this will result in improved and broader product availability for Chinese growers.”

Established in 1998, Sanbei is one of the larger high-value corn seeds companies in China. More than 90% of Sanbei’s sales are generated by corn seeds. In 2006, the company reported sales of approximately $30 million. Sanbei has around 500 employees.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2006 were approximately $8.1 billion. Syngenta employs around 19,500 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

	Analysts/Investors: Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520

	Jennifer Gough	+1 202 737 6521
+41 61 323 5059

Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta - May 14, 2007 / Page 1 of  1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: May 14, 2007	By:	/s/ Christoph Mäder
Name: Christoph Mäder
Title: Head Legal & Taxes